UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(MARK ONE)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission file number 1-5231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below

McDonald’s Corporation Profit Sharing and Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

McDonald’s Corporation

McDonald’s Plaza

Oak Brook, Illinois 60523

McDonald’s Corporation Profit Sharing and Savings Plan

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

McDonald’s Corporation Profit Sharing and Savings Plan

December 31, 2005 and 2004, and Year Ended December 31, 2005

McDonald’s Corporation Profit Sharing and Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004, and Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm

The Administrative Committee

McDonald’s Corporation Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ernst & Young LLP

June 15, 2006

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2005

(In Thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account*	Total
Assets
Investments:
Interest in Master Trust	$1,469,499	$208,520	$—	$1,678,019
Commercial paper and other short-term investments	—	—	4,162	4,162
McDonald’s Corporation common stock	—	—	203,815	203,815
Participant loans	17,168	—	—	17,168

Total investments	1,486,667	208,520	207,977	1,903,164

Receivables:
Company contributions	15,242	—	—	15,242
Accrued income	8	12	14	34
Other	4,329	(176)	(4,144)	9

Total receivables	19,579	(164)	(4,130)	15,285

Total assets	1,506,246	208,356	203,847	1,918,449

Liabilities
Management and administrative expenses payable	(1,608)	(16)	—	(1,624)
Accrued interest expense	—	—	(2,760)	(2,760)
Notes payable	—	—	(86,433)	(86,433)
Other liabilities	(496)	(79)	—	(575)

Total liabilities	(2,104)	(95)	(89,193)	(91,392)

Net assets available for benefits	$1,504,142	$208,261	$114,654	$1,827,057

*	Nonparticipant-directed investment (see Note 5).

The accompanying notes are an integral part of these financial statements.

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Net Assets Available for Benefits

December 31, 2004

(In Thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account*	Total
Assets
Cash overdraft	$(797)	$—	$—	$(797)

Investments:
Commercial paper and other short-term investments	32,128	4,484	4,667	41,279
Mutual funds	196,042	—	—	196,042
Common and preferred stocks other than McDonald’s Corporation	149,505	—	—	149,505
Securities loaned through securities lending arrangement:
Common and preferred stocks other than McDonald’s Corporation common stock	23,910	—	—	23,910
McDonald’s Corporation common stock	630,051	228,456	215,098	1,073,605
Participant loans	18,145	—	—	18,145
Pooled cash collateral account	35,792	—	—	35,792
Investments, at contract value:
Investment contracts	381,136	—	—	381,136
Securities loaned through securities lending arrangement:
Investment contracts	12,167	—	—	12,167

Total investments	1,478,876	232,940	219,765	1,931,581

Receivables:
Company contributions	36,008	—	—	36,008
Accrued income	194	5	7	206
Other	402	(121)	—	281

Total receivables	36,604	(116)	7	36,495

Total assets	1,514,683	232,824	219,772	1,967,279

Liabilities
Management and administrative expenses payable	2,116	38	—	2,154
Accrued interest expense	—	—	2,847	2,847
Obligation for collateral received for loaned securities	35,792	—	—	35,792
Notes payable	—	—	93,386	93,386
Other liabilities	78	—	279	357

Total liabilities	37,986	38	96,512	134,536

Net assets available for benefits	$1,476,697	$232,786	$123,260	$1,832,743

*	Nonparticipant-directed investment (see Note 5).

The accompanying notes are an integral part of these financial statements.

McDonald’s Corporation Profit Sharing and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

(In Thousands)

	Participant- Directed Investments	ESOP
		Allocated Account	Unallocated Account*	Total
Net investment income
Interest in Master Trust’s earnings and expenses	$94,869	$13,200	$—	$108,069
Interest	—	—	171	171
Dividends	—	—	4,050	4,050
Net realized and unrealized appreciation in				—
fair value of investments	—	—	9,633	9,633
Interest on participant loans	164	1,221	—	1,385
Interest expense	—	—	(6,518)	(6,518)

Total net investment income	95,033	14,421	7,336	116,790

Contributions
Company	47,293	9,635	4,976	61,904
Participant	41,458	—	—	41,458

Total contributions	88,751	9,635	4,976	103,362

Allocations
Company matching with profit-sharing forfeitures	(1,530)	—	—	(1,530)
Company matching with ESOP shares	—	—	(20,916)	(20,916)

Total allocations	(1,530)	—	(20,916)	(22,446)

Other changes
Benefits paid to terminated participants and withdrawals	(136,288)	(21,896)	—	(158,184)
Management and administrative fees	(3,795)	(319)	—	(4,114)
Managed account fees	(79)	(12)	—	(91)
Interfund transfers (net)	23,242	(23,242)	—	—
Plan to plan transfers	(38,139)	(3,115)	—	(41,254)
Other	250	3	(2)	251

Total other changes	(154,809)	(48,581)	(2)	(203,392)

Net increase (decrease) in net assets available for benefits	27,445	(24,525)	(8,606)	(5,686)
Net assets available for benefits at beginning of year	1,476,697	232,786	123,260	1,832,743

Net assets available for benefits at end of year	$1,504,142	$208,261	$114,654	$1,827,057

*	Nonparticipant-directed investment (see Note 5).

The accompanying notes are an integral part of the financial statements.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements

December 31, 2005 and 2004, and Year Ended December 31, 2005

1. Description of the Plan

General

Effective January 1, 2005, The McDonald’s Corporation Profit Sharing and Savings Trust was amended and restated in its entirety to create the McDonald’s Corporation Profit Sharing and Savings Master Trust (the Master Trust). The newly restated Master Trust funds both the McDonald’s Corporation Profit Sharing and Savings Plan (the Plan) and a new plan, the McDonald’s Ventures 401(k) Plan. Assets of approximately $41,254,000 were transferred to the McDonald’s Ventures 401(k) Plan, which became effective January 1, 2005. The Plan was amended and restated in its entirety effective January 1, 2005, and was also amended and restated in its entirety on April 4, 2005, to reflect administrative system changes. The Plan was amended on November 16, 2005, to reflect changes as a result of Hurricane Katrina effective August 24, 2005.

The Plan is administered by a committee of individuals (the Administrative Committee) appointed by the Chief Executive Officer of McDonald’s Corporation (the Company). Participants should refer to the Summary Plan Description and Prospectus for a more complete description and up-to-date information.

Eligibility

In order to participate in the 401(k) feature of the Plan, all eligible employees must be at least 21 years of age, have a valid Social Security number, and be on the U.S. payroll of the Company.

Salaried restaurant management employees and staff employees in the Supervisory/Consulting band or below (including part-time staff employees) are eligible to make nonmatched 401(k) contributions, up to 50% of eligible compensation, beginning the first day of the month after completing one full calendar month of employment. Crew and hourly paid employees and employees in the Management Advisory band and higher are eligible to make 401(k) contributions on a matched basis after one year of “eligible service” as defined by the Plan document.

Individuals that are employed as a salaried restaurant management employee or staff with a licensee-owned restaurant that is purchased by the Company and are at least age 21 may enter the 401(k) feature of the Plan as soon as administratively feasible and be eligible for the Company match.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Salaried restaurant management employees, who are not contributing to the Plan, will be enrolled automatically at a 1% contribution level as soon as they have completed one year of service and attained age 21.

Contributions

Each year, participants may contribute up to 50% of their eligible pre-tax annual compensation, as defined by the Plan subject to Internal Revenue Service (the IRS) annual limits. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions subject to IRS limits and may contribute more than 50% if payroll tax and other withholding requirements are met. Participants may also contribute distributions (excluding any after-tax employee contributions) from other tax qualified plans (within 60 days of receiving a payout from the other plan), tax deferred annuities, qualified employee annuities, deferred compensation arrangements maintained by a governmental employer as described in Internal Revenue Code (IRC) Section 457(e)(16), and rollover individual retirement accounts established with the proceeds of a distribution from one of the plans described above provided that additional contributions have not been made.

Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The investment funds under the Plan are Stable Value Fund, Blended Stock/Bond Fund, Diversified Stock Fund, S&P 500 Index Fund, International Stock Fund, Aggressive Stock Fund, Company Common Stock Fund, and the McDonald’s ESOP Stock Fund.

The Trustees, individuals appointed by the Board of Directors of McDonald’s Corporation (the Board), are authorized to invest certain assets of the Plan in shares of Company stock. The allocated ESOP shares are held by The Northern Trust Company. The unallocated ESOP shares are also held at The Northern Trust Company as custodian for shares held as collateral for loans by the Company and Wachovia Bank. Other than pass through dividends, proceeds from the ESOP common stock dividends are invested in an interest-bearing account until the note payment is due.

The Company contributes (after one year of eligible service) 300% of the first 1% of eligible compensation (as defined by the Plan) and 100% of the next 4% of eligible compensation that a participant contributes to the Plan. A discretionary profit-sharing match may be contributed at the option of the Board of Directors. For 2005, the Company made a 3% discretionary profit-sharing match to the Plan (based on participant’s eligible compensation contributed to the Plan).

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Participants can elect, on a daily basis, to have their account balances, as well as future deferrals and Company matching contributions, invested in 1% increments in one or any combination of the Plan’s investment funds, including Company stock or ESOP stock. Participant’s 401(k) contributions are invested in the Blended Stock/Bond Fund and Company matching contributions are invested in the McDonald’s ESOP Stock Fund for employees who are automatically enrolled in the Plan until the participant elects to direct such amounts to other funds offered.

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s matching contribution (based on the Safe Harbor match) and discretionary profit-sharing match (if any) and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined.

Leveraged Employee Stock Ownership Plan (Leveraged ESOP)

In September 1989, the Leveraged ESOP borrowed $200 million and used the proceeds of the loan to purchase 27,826,084 shares of McDonald’s Series B Convertible Preferred Stock at an issue price of $7.188 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price, or $0.12579 per share each quarter.

In September 1992, the Company redeemed 16,000,000 shares of unallocated Series B Preferred shares held by the Leveraged ESOP. In August 1995, the Company redeemed the remaining 6,230,058 unallocated Series B Preferred shares, and, in December 1995, the remaining 4,176,122 allocated Series B Preferred shares were redeemed.

Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.7692 shares of McDonald’s Common Stock, or 12,307,200, 4,792,159, and 3,212,271 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated annually to eligible participants’ accounts based on their respective considered compensation. Due to the Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

In April 1991, the Leveraged ESOP borrowed $100 million and used the proceeds of the loan to purchase 12,075,468 shares of McDonald’s Series C Convertible Preferred Stock at an issue price of $8.281 per share. These preferred shares were held exclusively by the Leveraged ESOP and were not traded on the open market. The Company paid a cash dividend on the stock of 7% of the issue price or $0.1449 per share each quarter. In August 1995, the Company redeemed the remaining 8,928,110 unallocated Series C Preferred shares, and, in December 1995, the remaining 2,710,514 allocated Series C Preferred shares were redeemed. Prior to each redemption, the Plan’s Trustees converted each share of Preferred Stock into 0.8 shares of McDonald’s Common Stock or 7,142,486 and 2,168,409 shares, respectively. The unallocated shares will be released for allocation to participants as Company contributions are made to the Plan. Effective November 1, 1998, released shares are first used to make matching allocations, and any remaining shares released are allocated to eligible participants’ accounts based on their respective considered compensation. Due to the 1999 Leveraged ESOP refinancing discussed in Note 6, the last allocation will occur in 2018 when the refinanced loan is completely repaid.

Vesting

Effective January 1, 2005, all participants’ accounts under the Plan are 100% vested.

Diversification

Participants can elect to fully diversify all accounts in the plan, regardless of age.

Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested balance reduced by the participants’ highest outstanding loan balance during the preceding 12-month period. All loans are subject to a $60 processing fee. Loan terms range from 12 months up to 4.5 years. Participants may not have more than one loan from the Plan outstanding at any time. The loans are secured by the balance in the participant’s account and bear interest based on the prime rate in effect on the first day of the month in which the loan is processed, plus 1%. Principal and interest are paid ratably through payroll deductions.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Payment of Benefits

Participants who terminate their employment with the Company and all other companies or entities that are owned or controlled 80% or more by McDonald’s Corporation are entitled to receive the vested interest in their Plan accounts within a reasonable time following their termination. A terminated participant with vested benefits in excess of $1,000 will not receive a distribution from the Plan until age 70 1/2 unless an earlier distribution is elected. Such accounts will continue to share in the allocation of investment income, and accounts will continue to be invested in accordance with the participant’s investment elections (see Note 1, Contributions).

Participants who terminate employment after satisfying the requirements to make deferrals and are subsequently rehired can resume making deferrals as soon as administratively feasible.

Forfeitures

Amounts unclaimed for two years are considered forfeitures. These forfeitures, resulting from unclaimed amounts, will be used to make a portion of the Company match.

In-Service Withdrawals

Participants who have been in the Plan for at least 60 months are eligible to withdraw up to 75% of their ESOP and Profit Sharing Accounts while still employed with the Company. Participants may only make one withdrawal in a calendar year, with regard to Profit Sharing and ESOP accounts. Participants can elect to receive all or any part of their Investment Savings and Stock Sharing account balances either while still employed or after termination. Participants 59 1/2 or older may withdraw all or any part of their account balances under the Plan at any time.

Pass Through Dividend Election

Participants are offered the choice of having dividends earned on shares of McDonald’s common stock paid directly to them in cash or reinvested in their accounts in McDonald’s stock.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Voting

Participants are entitled to direct the Trustees in voting shares of McDonald’s stock credited to their accounts. In addition, participants who are employees may direct the vote on unallocated and unvoted shares based on the relative allocated shares credited to their accounts.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Investments in the Master Trust (except for those in 103-12 investment entities – see Note 4) are stated at fair market value. Investments in common and preferred stocks and corporate bonds are valued at the closing exchange prices reported by the New York Stock Exchange. The market values for commercial paper and other short-term investments are cost plus accrued interest, which approximates current market value. Shares of mutual funds are valued at the net asset value of shares held by the Master Trust at year-end. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are accounted for on a trade-date basis. Realized gains or losses on the sale of securities are based on the average cost of the securities. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on the accrual basis.

Unallocated Net Assets Available for Benefits

Unallocated net assets available for benefits represents the market value of shares of McDonald’s common stock purchased through the ESOP which has not been released for allocation to participants’ accounts offset by the balance of the debt issued by the ESOP. Unallocated net assets available for benefits are reduced by the market value of the shares as they are allocated to participants.

Payment of Benefits

Benefits are recorded at the time of payment.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Interest in McDonald’s Corporation Profit Sharing and Savings Master Trust

The Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and another Company sponsored plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by The Northern Trust Company (the asset custodian). At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was approximately 97.4%. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

The following table presents net assets of the Master Trust at December 31, 2005:

Commercial paper and other short-term investments	$5,508,287
103-12 investment entities	430,010,046
Mutual funds	271,339,330
Common/preferred stocks other than McDonald’s	197,565,459
McDonald’s Corporation common stock	783,269,638
Securities loaned (McDonald’s Corporation common stock and 103-12 investments)	34,622,611
Pooled cash collateral	35,533,859

Total investments	1,757,849,230

Obligation for collateral received for loaned securities	(35,533,859)

Net assets	$1,722,315,371

Investment income for the Master Trust at December 31, 2005, is as follows:

Net appreciation in fair value of investments:
Mutual funds	$10,718,032
Common/preferred stock other than McDonald’s	19,685,264
McDonald’s Corporation common stock	39,453,677
Securities loaned (McDonald’s Corporation common stock and 103-12 investments)	73,805
Commission recapture	30,631

69,961,409

Interest	20,955,463
Dividends	21,832,793

$112,749,665

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

3. Interest in McDonald’s Corporation Profit Sharing and Savings Master Trust (continued)

The fair value of individual investments that represent 5% or more of the Plan’s assets available for benefits are as follows (in thousands):

	December 31 2004
McDonald’s Corporation common stock	$1,073,605	*
Synthetic Guaranteed Investment contracts (at contract value):
Pacific Life Insurance Company	102,148

*	Includes nonparticipant directed.

4. Investment Contracts

The Master Trust invests in the Invesco Stable Value Fund (103-12 investment entities). Invesco maintains the contributions in a pooled account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Invesco. The contracts are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses). The fair value of the investment contracts at December 31, 2005, was $427,503,157. The average yield was approximately 4.62% for 2005. The crediting interest rates ranged from 4.00% to 4.86% for 2005. The crediting interest rates are determined at the end of each calendar year.

5. Nonparticipant-Directed Investments

Participants can elect to fully diversify all accounts in the Plan, regardless of age or service. The unallocated ESOP, as disclosed in the “Unallocated Account” column on pages 2 through 4 of the basic financial statements, consists solely of nonparticipant-directed investments.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

6. Notes Payable

In September 1989, the Leveraged ESOP issued $200 million of 7.67% Guaranteed ESOP Notes, Series A, for 15 years with a final maturity of September 15, 2004. In April 1991, the Leveraged ESOP issued $100 million of 7.30% Guaranteed ESOP Notes, Series B, for 15 years with a final maturity of June 1, 2006. In November 1999, the Leveraged ESOP paid down $84,740,000 of these notes and refinanced both the Series A and Series B Notes. At that time, the Leveraged ESOP issued a $104,672,800, 7.11% ESOP Note, for 19 years with a final maturity of July 15, 2018, and a $28,305,658, 7.11% ESOP Note, for three years with a final maturity of July 15, 2002. Principal and interest payments are made according to the applicable loan schedules. Dividends on the converted common stock and Company contributions are used to repay the loans.

In December 1994, the Leveraged ESOP issued a total of $17,460,000 of 6.52%, 6.59%, and 6.57% Guaranteed ESOP Notes, Series C, with final maturities of September 15, 2004, June 1, 2006, and December 1, 2005, respectively. In November 1999, $8,684,656 of these notes were paid down, leaving a total of $8,775,344 remaining. In December 1995, the Leveraged ESOP issued a total of $18,970,000 of 6.74%, 6.75%, 6.72%, and 6.68% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004 and 2005, September 15, 2004, and December 15, 2003, respectively. In November 1999, $11,771,030 of these notes were paid down, leaving a total of $7,198,970 remaining.

In December 1996, the Leveraged ESOP issued a total of $20,220,000 of 6.82%, 6.75%, and 6.77% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 15, 2002, and December 15, 2003, respectively. In November 1999, $14,181,859 of these notes were paid down, leaving a total of $6,038,141 remaining. In December 1997, the Leveraged ESOP issued a total of $18,350,000 of 6.89%, 6.86%, and 6.81% Guaranteed ESOP Notes, Series C, with final maturities of December 1, 2004, December 1, 2003, and December 15, 2002, respectively. In November 1999, $13,600,913 of these notes were paid down, leaving a total of $4,749,087 remaining. All proceeds were used for prepayment of the Series A and B Guaranteed ESOP Notes. The terms of the Series C Notes require semiannual interest payments with lump-sum principal payments at maturity date.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

6. Notes Payable (continued)

The Series A/B and Series C Notes are collateralized by unallocated shares of McDonald’s common stock, valued at $199,913,000 and $3,902,000, respectively, at December 31, 2005. All Notes are guaranteed by McDonald’s Corporation. Holders of the notes have no recourse against the assets of the ESOP, except for such collateralized shares, cash contributions to the ESOP, and earnings attributable to such collateralized shares or contributions, which were valued at approximately $203,815,000 at December 31, 2005. The unallocated shares of McDonald’s common stock may be released from collateral under certain circumstances without the consent of the holders of the notes.

Following are maturities of the notes for each of the next five years and beyond (in thousands):

	Series A Notes	Series B Notes	Series C Notes	Total
2006	$3,314	$1,669	$2,300	$7,283
2007	5,100	2,570	—	7,670
2008	5,217	2,628	—	7,845
2009	5,291	2,666	—	7,957
2010	5,318	2,679	—	7,997
Beyond 2010	31,708	15,973	—	47,681

Total over remaining life of notes	$55,948	$28,185	$2,300	$86,433

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

8. Administrative Fees

The custodian and investment managers’ fees applicable to each investment fund are netted against the related investment income before investment income is allocated to participants’ accounts. Fees for managed account services provided by an independent third party are charged directly to participant accounts only for individuals that use this service. Certain administrative expenses directly associated with the Plan are paid by the Plan and charged to participants’ accounts, including salary expenses for certain Company employees. The Company provides other administrative services to the Plan without charge.

9. Income Tax Status

The IRS has determined and informed the Company by letter dated April 19, 2006, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan’s administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

10. Transactions With Parties In Interest

During 2005 and 2004, the Plan received $19,262,735 and $18,600,000, respectively, in common stock dividends from the Company. In connection with the Leveraged ESOP refinancing discussed in Note 5, $132,978,458 of debt, at an interest rate of 7.11%, was issued directly by the Company to the Plan in 1999. This loan is intended to be an exempt loan under Section 408(b)(3) of ERISA and Section 4975(d)(3) of the IRC. Fees paid during the year for accounting and other services rendered by parties in interest were based on customary and reasonable rates for such services.

McDonald’s Corporation Profit Sharing and Savings Plan

Notes to Financial Statements (continued)

11. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

12. Securities Lending

The Master Trust increases its investment income by lending the Master Trust’s securities, through the asset custodian, to independent third parties. When the Master Trust lends securities, it is subject to a risk of failure by the borrower to return the loaned securities or a delay in delivery of the securities, in which case the Master Trust may incur a loss. To limit this risk, such loans are contractually required to be continuously secured by the collateral consisting of cash, cash equivalents, or U.S. Treasury bonds in an amount at least equal to the market value of the securities loaned. As of December 31, 2005, $34,622,611 of the Master Trust’s securities reported on the statements of net assets available for benefits were on loan which were secured by cash collateral with a market value of $35,533,859. At December 31, 2005, $13,409 of noncash collateral was not required to be reported in the financial statements.

13. Reclassification

Certain amounts from 2004 have been reclassified to conform with the current year presentation.

14. Subsequent Event

Voting

On March 6, 2006, the Plan was amended to make a technical correction and to allow all participants the right to direct the Trustees to vote on the unallocated and unvoted shares of Company stock based on the relative allocated shares credited to their accounts. Previously, only participants who were employees were allowed to direct the Trustees vote of these securities.

Supplemental Schedule

McDonald’s Corporation Profit Sharing and Savings Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN #36-2361282    Plan #001

December 31, 2005

Identity of Issuer/ Description of Investment	Cost**	Current Value
Corporate Stock-Common McDonald’s Corporation*	$95,446,069	$203,815,145
The Northern Trust Company Coltv. Short-term Investment Fund*	4,161,601	4,161,601
Participant loans varying maturities with interest rates ranging from 5% to 5.75%*		17,168,157

*	Represents a party in interest to the Plan.
**	Historical cost is disclosed only for nonparticipant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD’S CORPORATION
PROFIT SHARING AND SAVINGS PLAN

	By:	ADMINISTRATIVE COMMITTEE

Date: June 28, 2006	By:	/s/ Michael D. Richard
Michael D. Richard
Trustee and Member of the Administrative Committee